Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate Reports Record Cash Flow from Operations in 2009

     <<
               Record Gold Production of 362,398 Ounces Achieved

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     >>

     VANCOUVER, March 9 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation ("Northgate" or the "Corporation") (TSX: NGX;
NYSE Amex: NXG) today announced its financial and operating results for the fiscal quarter and year ended December 31, 2009.

     <<
                  Fourth Quarter and Year End 2009 Highlights

     -   Excellent cash flow from operations of $41.5 million or $0.14 per share for the fourth quarter, resulting in record cash flow from operations of $187.2 million for all of 2009.

     -   Adjusted net earnings(1) of $27.9 million or $0.10 per share for the fourth quarter and $73.2 million or $0.28 per share for the full year. Adjusted net earnings exclude a non-cash impairment charge of
         $83.5 million against the accounting carrying value of the
         Fosterville mine.

     -   Production of 80,753 ounces of gold and 11.8 million pounds of copper in the fourth quarter, bringing full year production to a record
         362,398 ounces of gold in 2009.

     -   Average net cash cost in the fourth quarter was $537 per ounce of gold, bringing the average net cash cost for the full year to $477 per ounce, which was in line with guidance.

     -   Fourth quarter sales were 78,015 ounces of gold at a realized price of $1,181 per ounce and 10.4 million pounds of copper at a realized price of $3.54 per pound.

     -   Northgate's cash balance at the end of the year was $253.5 million.

     -   At the end of 2009, reserves at Kemess South increased by
         approximately seven million tonnes, extending the mine-life until the end of Q1 2011.

     -   An initial 159,000 ounces of reserves were defined in the Harrier zone at Fosterville.

     -   Exploration efforts at Stawell continue to more than replace reserves. Proven and probable reserves have increased to
         287,000 ounces at the end of December 31, 2009. In addition to reserves, Stawell has 268,000 ounces of indicated resources and inferred resources have increased by 42% to 163,000 ounces.

     -   The final Feasibility Study for Young-Davidson was released earlier this year, incorporating 2.8 million ounces of proven and probable reserves and confirming a 15-year mine-life with average annual production of 180,000 ounces of gold. Using today's spot prices, this translates into a pre-tax internal rate of return ("IRR") of over 20%. Commercial production is expected to commence in 2012.

     -   The exploration team at Young-Davidson was awarded the AME BC/PDAC
         Safe Day Everyday Gold Award for the most hours worked without a lost workday incident of all exploration projects across Canada. Further to this achievement, Young-Davidson has not recorded a single lost-time incident since Northgate took ownership in 2005.

     (1) Adjusted net earnings is a non-GAAP measure. See section entitled
         "Non-GAAP Measures" in the Corporation's fourth quarter MD&A Report.
     >>

     Ken Stowe, President and CEO, stated: "The strong operating and financial results delivered from our mines in the fourth quarter allowed Northgate to post record annual gold production and generate record annual cash flow from operations in 2009. I am especially pleased to report that production at our
Stawell mine was back on track with solid fourth quarter results, following several difficult quarters during which our underground mining team re-designed the G5L reserve area and completed development towards numerous new mining fronts while still managing to find enough ore to feed the mill.
Although Fosterville had a strong year operationally with record annual gold production of 103,518 ounces, definition drilling in the Phoenix orebody continued to deliver disappointing results, which led to the loss of over
100,000 reserve ounces for the second consecutive year. While we did achieve exploration success in the Harrier zone this year with the addition of 159,000 ounces to our gold reserves, the cumulative loss of reserves in the Phoenix orebody, where development dollars have already been spent to access reserves, resulted in a write-down of $83.5 million. During 2010, we have an aggressive
$11 million exploration program planned for the Fosterville camp where we are looking to replace the gold reserves that we have lost over the past two years and add to the current 4.5 year reserve life. At our Canadian operations, we are extremely pleased with the results from Kemess South as the mine achieved its production forecast at a lower than projected net cash cost. The
Young-Davidson project also made substantial progress and we are presently completing detailed engineering to begin construction this summer."

     Financial Performance

     Northgate recorded consolidated revenue of $110.7 million and $485.0 million in the fourth quarter and full year of 2009, respectively, compared with revenue of $136.7 million and $461.0 million in the corresponding periods last year. Revenue for all of 2009 was a record for the company and was attributable to the annual record gold production of 362,398 ounces and higher realized metal prices for gold and copper.
     Adjusted net earnings for the fourth quarter were $27.9 million or $0.10 per share, which were significantly higher than the adjusted net loss of $0.7 million or $0.00 per share reported in the fourth quarter of 2008. For the full year 2009, Northgate reported adjusted net earnings of $73.2 million, which was also dramatically higher than the $9.3 million reported for the full year 2008. Adjusted net earnings do not include certain non-cash items from its calculation of net earnings prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Northgate has prepared this figure as it may be a useful indicator to investors.
     The net loss for the fourth quarter and full year of 2009 were $67.8 million and $49.5 million, respectively, compared with net earnings of $18.6 million and $10.7 million in the corresponding periods last year. The net loss figures in 2009 include a non-cash impairment charge of $83.5 million for the
Fosterville Gold mine in Victoria, Australia, and a negative mark-to-market hedging adjustment of $15.1 million on Northgate's copper forward sales contracts. The hedging adjustment resulted from the realignment of closing out the existing copper hedge position of $2.49 per pound and entering into new copper forward sales contracts at a higher price of Cdn$3.31 per pound, which was done in order to secure a significant portion of cash inflow over Kemess
South's remaining mine-life.
     During the fourth quarter of 2009, Northgate generated excellent cash flow from operations of $41.5 million or $0.14 per share, which was a dramatic improvement over the $5.9 million or $0.02 per share generated in the corresponding quarter of 2008. For the full year 2009, we are pleased to report record cash flow from operations of $187.2 million.
     During the year, Northgate's cash and cash equivalents increased by
$191.1 million. Our strong balance sheet now boasts cash and cash equivalents of $253.5 million at the end of 2009.

     Record Production in 2009

     Northgate reported record gold production of 362,398 ounces in 2009. In addition, the company generated strong copper production of 52.5 million pounds. The net cash cost of production for the full year 2009 was $477 per ounce, which was in line with original guidance announced at the beginning of the year. Production was highlighted by record ounces achieved at Fosterville, a strong fourth quarter at Stawell and another solid performance at Kemess, where the mine achieved its annual forecast.

     Board Approval at Young-Davidson

     At the beginning of 2010, we released the results of the final
Feasibility Study for the Young-Davidson project. The Feasibility confirms a
15-year mine-life with average annual production of 180,000 ounces of gold.
Using today's spot prices of $1,100/oz gold and an exchange rate of
US$/Cdn$0.95, the project would generate pre-tax operating cash flow of $1.2 billion, net present value ("NPV") (at) 5% of $633 million, with an IRR of 20.5%.
     Following the release of the Feasibility, our Board of Directors granted formal approval to proceed with the development of Young-Davidson.
Construction is scheduled to commence in the summer with production slated for
2012.

     Results from Operations

     The results from operations for the fourth quarter and year end of 2009 follows on the press release dated January 18, 2010, when Northgate released its production figures for the same periods. The results from operations contained in this press release should be read in conjunction with Northgate's fourth quarter MD&A report.

     Fosterville Gold Mine

     Q4 2009 saw the Fosterville Gold mine achieve its strongest quarterly production in its history, generating 26,615 ounces of gold. Production for all of 2009 totalled 103,360 ounces of gold, which was an annual record for the mine and a dramatic 54% increase over 2008 production. The average net cash cost of production for 2009 was $576 per ounce, which was significantly lower than the $831 per ounce recorded in the prior year. However, the net cash cost for 2009 was higher than guidance due to the substantial appreciation of the Australian dollar, which averaged US$/A$0.79 during the year, representing a 13% increase over the original forecast of US$/A$0.70.
     During the fourth quarter of 2009, a total of 206,881 tonnes of ore were mined for a record 780,195 tonnes of ore mined in 2009. Mining rates improved by over 50% compared to the 511,542 tonnes of ore mined in the prior year.
Also during the quarter, mill throughput of 208,267 tonnes of ore was an excellent improvement over the 165,654 tonnes milled in the same period last year.
     For the full year 2009, mill head grade of 4.71 grams per tonne (g/t) was lower than plan as a result of higher than expected dilution on some of the stopes mined. Gold recoveries averaged 85% for the year, slightly higher than the forecast of 84% and a significant improvement over the 70% recovery in
2008.
     In 2010, Fosterville is expected to produce 113,000 ounces of gold at a net cash cost of $655 per ounce.

     Stawell Gold Mine

     Stawell finished off the year with its strongest quarter, producing
23,221 ounces of gold. Production for the entire year totalled 85,998 ounces at an average net cash cost of $616 per ounce. The net cash cost for 2009 was higher than guidance due to lower than forecast production and the substantial appreciation of the Australian dollar noted above.
     Mine production improved to 188,201 tonnes of ore during the quarter compared to 177,561 tonnes in the same period last year. The mine development advance rate during the quarter was at the highest level in 2009 achieving
1,994 metres (m), which was 35% higher than the 1,472m of mine development in the same quarter of 2008. The strong development advance rate throughout the year of over 7,000m will allow for more mining front flexibility and a robust ore supply to the mill in 2010 and beyond.
     During the quarter, approximately 199,082 tonnes of ore were milled, which was the highest throughput for the year. For all of 2009, mill throughput of 759,819 tonnes of ore was achieved, which was 8% higher than mill throughput of 698,396 tonnes in 2008.
     The excellent mine and mill productivity achieved at Stawell translated into unit mining and milling costs of A$61 and A$24 per tonne for 2009. Costs are expected to remain at these levels in future quarters.
     In 2010, Stawell is expected to produce 99,500 ounces of gold at a net cash cost of $633 per ounce.

     Kemess South

     The Kemess South mine posted production of 30,917 ounces of gold and 11.8 million pounds of copper in the fourth quarter of 2009, bringing full year production to 173,040 ounces of gold and 52.5 million pounds of copper, which was in line with forecast. The net cash cost of production for the fourth quarter was $234 per ounce, which was significantly lower than the $391 per ounce recorded in the same period last year. The full year 2009 net cash cost of $348 per ounce was dramatically lower than the forecast of $517 per ounce, resulting from the higher price of copper during the year.
     During the fourth quarter of 2009, approximately 9.6 million tonnes of ore and waste were removed from the eastern part of the open pit compared to
7.4 million tonnes during the corresponding quarter of 2008. Unit mining costs during the current quarter were cut by more than half to Cdn$0.95 per tonne moved compared with Cdn$2.27 per tonne moved in the same period of 2008. The significant improvement in unit costs resulted from higher production levels and the lower cost of mining due to shorter ore and waste haul distances out of the eastern end of the pit.
     Mill availability during the fourth quarter of 2009 averaged 90% and throughput averaged 53,713 tonnes per day (tpd), compared with 85%
availability and throughput of 45,337 tpd in the fourth quarter of 2008. In
2010, mill availability is expected to average 92% at a throughout of 53,000 tonnes per day. Production in 2010 is forecast to be 103,500 ounces of gold and 47.6 million pounds of copper at a net cash cost of $318 per ounce.
     As part of Northgate's update to its mineral reserves and resources at
December 31, 2009, Kemess South's proven and probable reserves increased by approximately seven million tonnes compared to the end of 2008. The addition of these reserves will extend the mine-life at Kemess South until the end of the first quarter in 2011.

     Impairment Charges for Fosterville

     At the end of each year, Northgate re-estimates reserves at all of its properties and revises its life of mine (LOM) plans. When this annual exercise was performed in early 2010, it showed that there were indicators of impairment at the Fosterville mine. In accordance with Canadian GAAP, a recoverability test was performed for the long-lived assets which identified them as potentially impaired as of December 31, 2009. Consequently, an estimate of fair value was made and compared to the carrying value of the
Fosterville mine, resulting in an impairment charge of $83,486,000, which was recorded in earnings for the year. A discount rate of 6.5% and a net asset value (NAV) multiplier of 1.0x were utilized in the discounted cash flow (DCF)
model that was used to estimate the fair value of the Fosterville mine.
     The impairment at Fosterville is partially the result of net reserve losses within the main Phoenix orebody totalling approximately 300,000 ounces since the mine was acquired in February 2008. Over the same period, 159,000 ounces of additional reserves have been added in the new Harrier zone and
76,000 ounces of high-grade carbon-in-leach (CIL) tailings have been added to reserves as a result of the successful commissioning of the heated leach circuit.
     While the decrease in reserves within the Phoenix orebody have been partially offset by the addition of the CIL tailings to reserves and the delineation of new reserves in the Harrier zone, the smaller size of this zone at the present time (159,000 ounces at December 31, 2009) and the cost of initial ramp access to Harrier make these ounces less profitable than those that were lost within the Phoenix orebody. As exploration activities ramp up in the Harrier ore zone, which remains open in several directions, any exploration success should improve the DCF valuation at Fosterville, as the fixed cost of accessing the Harrier orebody would be allocated over a larger reserve base.
     In addition to the reserve losses noted, the impairment was also driven by increases to the Corporation's estimates of future capital, operating and exploration costs over the expected life of the Fosterville mine.

     Exploration Update

     Fosterville Gold Mine

     At Fosterville, exploration expenditures of $11.2 million are forecast in
2010. The exploration program has two objectives; i) maximize resource to reserve conversion in areas proximal to existing or planned development and
ii) to advance long standing district targets that are either on lease or close to the operation. To these ends, just over half the budget will be allocated to the Phoenix Extension and Harrier North target areas. Currently activities are underway on the Harrier North sector where there is good potential to augment the existing Harrier Underground reserve of 159,000 ounces by an additional 75,000 reserve ounces. In addition, the Phoenix
Extension work carried out from both surface and underground platforms has the potential to yield 70,000 ounces of reserve if successful.

     Stawell Gold Mine

     Q4 exploration work at Stawell targeted two near surface areas and one underground target. Deep drilling of daughter holes from parent hole SD646 continued on the Above Scotchman's target in the North Magdala area. This target is a fault offset adjacent to mineralization encountered in historic exploration work, which returned 9.4m of 8.4 g/t (true thickness estimated at
8.0m), followed up by a more recent intercept of 5.7m of 19.6 g/t (previously reported). The North Magdala - Above Scotchman's drilling thus far has only intersected anomalous gold values.
     Other surface exploration work in the fourth quarter consisted of geophysical surveys and reverse circulation drilling in two areas. Pleasant
Creek is a target area of considerable historic placer gold production centered over an un-explored gravity and magnetic anomaly. No significant results have been returned from the drilling, however, favorable geology confirming the geophysical interpretation was encountered, and further work testing the basalt contact is planned. The second target that was drill tested by reverse circulation methods was the Stawell Fault, which tested for quartz lode gold mineralization associated with the fault previously defined by geophysics completed earlier in the quarter. No significant results have been returned, however the fault with associated extensive quartz veining is present.
     For 2010 exploration at Stawell will be largely directed towards testing areas that have potential for significant (+500,000 ounces) additions to resources, while maintaining a minor amount of work focused on adding incremental resource ounces near workings. On the larger target concept, underground diamond drilling is currently underway on the Northgate Gift target, where there is excellent potential to add to the 2.1 million ounces of past production and reserves on the property. Stawell's 2010 exploration budget is $7.2 million and adequately addresses these high potential targets.

     Young-Davidson

     2010 exploration spending at Young-Davidson is budgeted at $2.6 million.
This includes 20,000m of drilling directed at a number of target areas. One of the primary areas is targeting near surface resources around the historic workings, which would have the potential to add to open pit reserves. In addition, approximately 10,000m of drilling is proposed to drill off the east and west flanks of the Young-Davidson deposit as currently defined. A further
6,500m has been assigned to drill test geological and geophysical targets that will be generated through additional geophysical surveys and geological interpretation.

     <<
     Summarized Consolidated Results

     (Thousands of
      US dollars,
      except where noted)      Q4 2009      Q4 2008         2009       2008(1)
     -------------------------------------------------------------------------

     Financial Data

     Revenue              $    110,698 $    136,748 $    484,976 $    460,988
     Adjusted net
      earnings (loss)(2)        27,862         (661)      73,191        9,330
       Per share (diluted)        0.10        (0.00)        0.28         0.04
     Net earnings (loss)       (67,755)      18,646      (49,506)      10,720
       Per share (diluted)       (0.23)        0.07        (0.19)        0.04
     Cash flow from
      operations                41,510        5,859      187,161       64,988
     Cash and cash
      equivalents              253,544       62,419      253,544       62,419
     Total assets         $    741,679 $    591,629 $    741,679 $    591,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Operating Data

     Gold production (ounces)
       Fosterville              26,615       26,398      103,360     66,959(3)
       Stawell                  23,221       30,553       85,998      102,679
       Kemess                   30,917       61,314      173,040      185,162
                          ----------------------------------------------------
       Total gold production    80,753      118,265      362,398      354,800
                          ----------------------------------------------------
     Gold sales (ounces)
       Fosterville              25,166       26,325      103,518       58,876
       Stawell                  22,695       28,549       87,110       84,200
       Kemess                   30,154       46,201      180,040      168,504
                          ----------------------------------------------------
       Total gold sales         78,015      101,075      370,668      311,580
                          ----------------------------------------------------
     Realized gold price
      ($/ounce)(4)               1,181          814          994          873
                          ----------------------------------------------------
     Net cash cost
      ($/ounce)(5)
       Fosterville                 720          500          576          831
       Stawell                     732          383          616          555
       Kemess                      234          391          348          271
                          ----------------------------------------------------
     Average net cash cost
      ($/ounce)                    537          413          477          447
                          ----------------------------------------------------
     Copper production
      (thousands pounds)        11,750       14,391       52,496       51,906
     Copper sales
      (thousands pounds)        10,393       11,550       51,188       49,639
     Realized copper price
      ($/pound)(4)                3.54         0.46         2.87         2.78
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Gold sales, cash costs and Financial Data in YTD 2008 include the results for Fosterville and Stawell from the date of acquisition of
         February 19, 2008,
     (2) Adjusted net earnings is a non-GAAP measure. See section entitled
         "Non-GAAP Measures" in the Corporation's fourth quarter MD&A Report.
     (3) Production in YTD 2008 for Fosterville excludes the change in gold-in-circuit inventory previously recorded.
     (4) Metal pricing quotational period for Kemess is three months after the month of arrival (MAMA) at the smelting facility for copper and gold.
         Therefore, realized prices reported will differ from the average quarterly reference prices, since realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter,
     (5) Net cash cost per ounce of production is a non-GAAP measure. See section entitled "Non-GAAP Measures" in the Corporation's fourth quarter MD&A Report. Cash costs for the full year 2008 include the results for Fosterville and Stawell from the date of acquisition of
         February 19, 2008.
     >>

     Minerals Reserves and Resources

     Northgate also announced its proven and probable mineral reserves and measured, indicated and inferred resources for the year ended December 31,
2009.

     <<
     Highlights of the minerals reserves and resources include:
     -   An additional 7 million tonnes of ore at Kemess South, extending the mine-life until the end of Q1 2011.
     -   2.8 million proven and probable reserves at Young-Davidson.
     -   An initial 159,000 ounces of reserves defined in the Harrier zone at
         Fosterville.
     -   Exploration efforts at Stawell continue to more than replace reserves. Proven and probable reserves have increased to 287,000 ounces at the end of December 31, 2009. In addition to reserves,
         Stawell has 268,000 ounces of indicated resources and inferred resources have increased by 42% to 163,000 ounces.

     A summary table for mineral reserves and resources are as follows:

                                Contained Gold           Contained Copper
                                   (ounces)               (000s pounds)
     At December 31, 2009         2009         2008         2009         2008
     -------------------------------------------------------------------------
     Proven Reserves           729,296      587,000       74,529      126,000
     Probable Reserves       3,025,000      692,000          n/a          n/a
     -------------------------------------------------------------------------
     Total Proven and
      Probable Reserves      3,754,296    1,279,000       74,529      126,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Measured Resources      4,677,207    5,171,000    1,566,758    1,587,000
     Indicated Resources     3,171,100    6,061,000      790,000      790,000
     -------------------------------------------------------------------------
     Measured and
      Indicated Resources    7,848,307   11,232,000    2,356,758    2,377,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Inferred Resources      1,552,850    2,183,850          n/a          n/a
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Note: Mineral reserves and resources are rounded to 1,000 ounces and
     1,000 pounds. Minor discrepancies in summations may occur due to rounding
     >>

     At December 31, 2009, Northgate reported proven and probable reserves of
3.8 million ounces, which include reserves of 2.8 million ounces from the
Young-Davidson project. The majority of resources at Young-Davidson reported in the previous year were converted to proven and probable reserves with the completion of the Pre-Feasibility Study in July 2009.
     At Kemess South, an additional 7 million tonnes of ore were added to reserves, extending the mine-life until the end of Q1 2011.
     At Fosterville, an initial 159,000 ounces of reserves were defined in the
Harrier zone. However, this increase was offset by a net loss of 100,000 ounces within the Phoenix orebody identified by tighter spaced definition drilling and changes to the mining method. Mining depletion of 122,000 ounces during 2009 also accounted for lower reserves at Fosterville.
     Underground indicated resources at Fosterville decreased slightly to
145,000 ounces, however, the resource grade increased from 4.01 g/t to 5.02
g/t. Underground inferred resources declined to 607,000 ounces at a grade of
4.64 g/t.
     Exploration efforts at Stawell continue to more than replace reserves.
Stawell's proven and probable reserves increased by 7% to 287,000 ounces, which include reserve delineation of 93,000 ounces in the first half of 2009.
     In addition, indicated resources at Stawell were 268,000 ounces and inferred resources were 163,000 ounces at December 31, 2009. Indicated ounces have decreased by 5% from the 2008 resource statement as a result of resource to reserve conversion and, in some cases, mining extraction. Inferred ounces have increased by 42%, primarily as a result of successful exploration drilling.
     The Kemess North resource has been left unchanged since the previous year's estimates.
     The complete mineral reserves and resource estimates for Northgate as at
December 31, 2009, including accompanying notes can be found in Appendix I at the end of this press release.

     Adoption of Replacement Shareholder Rights Plan

     Northgate also announced the adoption by its Board of Directors of a new shareholder rights plan (the "Rights Plan") to replace its prior shareholder rights plan, which expires on March 11, 2010. The Rights Plan is effective immediately, and will be submitted for ratification by Northgate's shareholders at the annual general and special meeting of shareholders to be held on May 11, 2010. If the Rights Plan is not ratified by Northgate's shareholders, it and all of the Rights outstanding at the time will terminate.
     The Rights Plan is designed to provide the Corporation's shareholders and the Board of Directors additional time to assess an unsolicited take-over bid for the Corporation and, where appropriate, to give the Board of Directors additional time to pursue alternatives for maximizing shareholder value. The
Rights Plan also encourages fair treatment of all shareholders by providing shareholders with an equal opportunity to participate in a take-over bid.
     The Rights Plan was not adopted in response to any specific proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Corporation. If ratified by shareholders, the Rights Plan will remain in effect for six years, unless terminated earlier, subject to re-confirmation after three years.
     Under the terms of the Rights Plan, one right will be issued by Northgate for each outstanding Northgate common share at the close of business on March
8, 2010, and for each Northgate common share issued in future (subject to the terms of the Rights Plan). The rights issued under the Rights Plan become exercisable only if a person acquires or announces its intention to acquire
20% or more of the common shares of the Corporation without complying with the
"Permitted Bid" provisions of the Rights Plan or without the approval of
Northgate's Board of Directors.
     Permitted Bids must be made to all holders of Northgate common shares by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other things, must be open for acceptance for a minimum of 60 days. If at the end of 60 days at least 50% of the outstanding common shares other than those owned by the offeror and certain related parties have been tendered and not withdrawn, the bidder may take-up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to the bid.
     If a take-over bid does not meet the Permitted Bid requirements of the
Rights Plan, the rights will entitle shareholders, excluding the shareholder or shareholders making the take-over bid, to purchase additional common shares of the Corporation at a substantial discount to the market price of the common shares at that time.
     The Rights Plan is similar to plans adopted by other Canadian companies and ratified by their shareholders.
     The Toronto Stock Exchange has accepted notice of filing of the Rights
Plan. The Rights Plan will be available today for viewing on the Corporation's website (www.northgateminerals.com). If ratified by the shareholders, the
Rights Plan will have an initial term of three years.

     <<
     Interim Consolidated Balance Sheets

                                                     December 31  December 31
     Thousands of US dollars                                2009         2008
     -------------------------------------------------------------------------
                                                      (Unaudited)
     Assets
     Current Assets
     Cash and cash equivalents                      $    253,544 $     62,419
     Trade and other receivables                          27,961       18,310
     Income taxes receivable                                   -        6,837
     Inventories                                          44,599       41,546
     Prepaids                                              2,566        1,989
     Future income tax asset                               5,541        5,259
     -------------------------------------------------------------------------
                                                         334,211      136,360
     Other assets                                         27,544       53,606
     Deferred transaction costs                                -          775
     Future income tax asset                              14,507        3,741
     Mineral property, plant and equipment               327,416      357,725
     Investments                                          38,001       39,422
     -------------------------------------------------------------------------
                                                    $    741,679 $    591,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities and Shareholders' Equity
     Current Liabilities
     Accounts payable and accrued liabilities       $     59,132 $     56,469
     Taxes payable                                        29,395            -
     Short-term loan                                      41,515       43,096
     Capital lease obligations                             5,995        4,533
     Provision for site closure and reclamation
      obligations                                         23,501        8,420
     Future income tax liability                             867        1,895
     -------------------------------------------------------------------------
                                                         160,405      114,413
     Capital lease obligations                             4,656        6,211
     Other long-term liabilities                           8,995        3,368
     Provision for site closure and reclamation
      obligations                                         23,989       37,849
     Future income tax liability                               -       14,350
     -------------------------------------------------------------------------
                                                         198,045      176,191

     Shareholders' equity
     Common shares                                       402,879      311,908
     Contributed surplus                                   6,202        5,269
     Accumulated other comprehensive income               (3,705)     (89,503)
     Retained earnings                                   138,258      187,764
     -------------------------------------------------------------------------
                                                         543,634      415,438
     -------------------------------------------------------------------------
                                                    $    741,679 $    591,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Interim Consolidated Statements of Operations and Comprehensive Income

     Thousands of US dollars,    Three Months Ended       Twelve Months Ended
     except share and per              Dec 31                    Dec 31
     share amounts, unaudited     2009         2008         2009         2008
     -------------------------------------------------------------------------
     Revenue              $    110,698 $    136,748 $    484,976 $    460,988
     -------------------------------------------------------------------------
     Cost of sales              72,789       61,847      300,800      310,934
     Depreciation and
      depletion                 26,733       18,285      104,126       67,290
     Administrative and
      general                    3,617        2,673       10,679       11,863
     Net interest income          (558)        (617)      (1,580)      (6,937)
     Exploration                 2,765        4,830       14,637       32,595
     Currency translation
      loss (gain)               (3,495)         117        1,143       (6,830)
     Accretion of site
      closure and
      reclamation costs            952          365        3,253        1,984
     Writedown of mineral
      property                  84,849            -       84,849            -
     Writedown of auction
      rate securities               31        3,398       10,979       20,310
     Other income                 (170)          (9)      (1,123)     (10,691)
     -------------------------------------------------------------------------
                               187,513       90,889      527,763      420,518
     -------------------------------------------------------------------------
     Earnings (loss)
      before income taxes      (76,815)      45,859      (42,787)      40,470
     Income tax recovery
      (expense)
       Current                     981          397      (29,472)      (5,261)
       Future                    8,079      (27,610)      22,753      (24,489)
     -------------------------------------------------------------------------
                                 9,060      (27,213)      (6,719)     (29,750)
     -------------------------------------------------------------------------
     Net earnings (loss)
      for the period      $    (67,755)$     18,646 $    (49,506)$     10,720
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other comprehensive
      income
       Unrealized gain
        (loss) on available
        for sale securities      1,845       (7,814)      (1,463)     (30,652)
       Reclassification of
        other than temporary
        loss on available
        for sale securities
        to net earnings             31        3,398       10,979       20,310
       Unrealized gain (loss)
        on translation of
        self-sustaining
        operations               5,700      (31,755)      76,282      (75,879)
     -------------------------------------------------------------------------
                                 7,576      (36,171)      85,798      (86,221)
     -------------------------------------------------------------------------
     Comprehensive income
      (loss)              $    (60,179)$    (17,525)$     36,292 $    (75,501)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net earnings per
      share
       Basic              $      (0.23)$       0.07 $      (0.19)$       0.04
       Diluted            $      (0.23)$       0.07 $      (0.19)$       0.04
     Weighted average
      shares outstanding
       Basic               290,500,196  255,601,069  264,603,527  255,269,183
       Diluted             290,500,196  255,601,069  264,603,527  255,453,093
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Interim Consolidated Statements of Cash Flows

                                 Three Months Ended       Twelve Months Ended
     Thousands of US                   Dec 31                    Dec 31
     dollars, unaudited           2009         2008         2009         2008
     -------------------------------------------------------------------------
     Operating activities:
       Net earnings (loss)
        for the period         (67,755)  $   18,646   $  (49,506)   $  10,720
     Non-cash items:
       Depreciation and
        depletion               26,733       18,285      104,126       67,290
       Unrealized currency
        translation losses
        (gains)                    724       (4,191)       4,543       (6,320)
       Unrealized gain on
        derivatives                  -            -            -       (9,836)
       Accretion of site
        closure and
        reclamation costs          952          365        3,253        1,984
       Loss (gain) on
        disposal of assets        (766)         (99)        (490)          12
       Amortization of
        deferred charges             -           53          196          214
       Stock-based
        compensation               361          292        1,467        2,022
       Accrual of employee
        severance costs            650          602        2,177        1,571
       Future income
        tax expense
        (recovery)              (8,079)      27,610      (22,753)      24,489
       Change in fair
        value of forward
        contracts               15,055      (48,253)      37,674      (32,716)
       Writedown of auction
        rate securities             31        3,398       10,979       20,310
       Inventory obsolescence
        provision                  363            -          363            -
       Writedown of mineral
        property                84,849            -       84,849            -
     Changes in operating
      working capital and
      other                    (11,608)     (10,849)      10,283      (14,752)
     -------------------------------------------------------------------------
                                41,510        5,859      187,161       64,988
     -------------------------------------------------------------------------
     Investing activities:
       Release of restricted
        cash                         -            -            -       67,496
       Increase in restricted
        cash                      (113)        (288)        (220)     (25,011)
       Purchase of mineral
        property, plant and
        equipment               (3,695)      (7,416)     (30,528)     (27,940)
       Mineral property
        development            (18,801)      (6,491)     (51,468)     (30,450)
       Transaction costs paid        -           19            -       (2,893)
       Acquisition of
       Perseverance, net
       of cash acquired              -            -            -     (198,772)
       Repayment of
        Perseverance hedge
        portfolio                    -            -            -      (45,550)
       Proceeds from sale
        of equipment                 -          155            -        3,390
     -------------------------------------------------------------------------
                               (22,609)     (14,021)     (82,216)    (259,730)
     -------------------------------------------------------------------------
     Financing activities:
       Repayment of capital
        lease obligations       (1,225)      (1,343)      (5,029)      (6,259)
       Financing from credit
        facility                   131          402          529        9,147
       Repayment of credit
        facility                  (443)        (925)      (2,110)     (10,886)
       Repayment of other
        long-term liabilities     (218)        (200)        (546)        (946)
       Issuance of common
        shares                     846           60       89,647        1,760
     -------------------------------------------------------------------------
                                  (909)      (2,006)      82,491       (7,184)
     Effect of exchange rate
      changes on cash and
      cash equivalents            (377)         887        3,689       (1,700)
     -------------------------------------------------------------------------
     Increase (decrease) in
      cash and cash
      equivalents               17,615       (9,281)     191,125     (203,626)
     Cash and cash equivalents,
      beginning of period      235,929       71,700       62,419      266,045
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period         $  253,544   $   62,419   $  253,544   $   62,419
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Supplementary information
     Cash paid during the
      period for:
       Interest             $     (274)  $      926   $    2,298   $    3,669
       Income taxes                  -          656          587        6,053
     Purchase of mineral
      property, plant and
      equipment by
      assumption of capital
      lease obligations          2,734          393        2,734       14,983
     Insurance premiums
      financed by a loan
      facility                       -            -          856            -
     Deferred transaction
      costs transferred
      to equity                      -            -          775            -
     Future income tax
      recorded in equity          (211)           -        1,565            -
     Reduction of
      Perseverance hedge
      portfolio liability
      through settlement
      of agreement to
      purchase
      Perseverance hedge
      portfolio                      -            -            -      (20,482)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Interim Consolidated Statement of Shareholders' Equity

                                                   Accum-
                                                   ulated
                                                    Other
     Thousands of US  Number                      Compre-
     dollars, except      of    Common   Contri-  hensive
     common shares,   Common    Shares     buted   Income  Retained
     unaudited        Shares    Amount   Surplus    (loss) Earnings     Total
     -------------------------------------------------------------------------
     Balance at
      December 31,
      2007         254,452,862  $309,455  $3,940  $(3,282) $176,663  $486,776
       Transitional
        adjustment
        on adoption
        of inventory
        standard             -         -       -        -       381       381

       Shares issued
        under employee
        share purchase
        plan           382,909       406       -        -         -       406

       Shares issued
        on exercise
        of options     881,300     1,846    (492)       -         -     1,354

       Stock-based
        compensation         -       201   1,821        -         -     2,022

       Net earnings          -         -       -        -    10,720    10,720

       Other
        comprehensive
        income (loss)        -         -       -  (86,221)        -   (86,221)
     -------------------------------------------------------------------------
     Balance at
      December 31,
      2008         255,717,071   311,908   5,269  (89,503)  187,764   415,438

       Shares issued
        under new
        equity
        offering    34,300,000    89,306       -        -         -    89,306

       Shares issued
        under employee
        share purchase
        plan           306,715       422       -        -         -       422

       Shares issued
        on exercise
        of options     364,600     1,030    (321)       -         -       709

       Stock-based
        compensation         -       213   1,254        -         -     1,467

       Net earnings
        (loss)               -         -       -        -   (49,506)  (49,506)

       Other
        comprehensive
        income               -         -       -   85,798         -    85,798
     -------------------------------------------------------------------------
     Balance at
      December 31,
      2009         290,688,386  $402,879  $6,202  $(3,705) $138,258  $543,634
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     This press release should be read in conjunction with the Corporation's fourth quarter MD&A report and accompanying unaudited interim consolidated financial statements, which can be found on Northgate's website at
www.northgateminerals.com, in the "Investor Info" section, under "Financial
Reports - Quarterly Reports".

     Financial figures for the fourth quarter and full year 2009 are unaudited estimates and are subject to revision. Northgate will file its complete 2009 audited annual financial statements, including the notes to the consolidated financial statements, with both the Canadian and US Securities regulatory authorities on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) by March 31,
2010.

     Appendix I - Mineral Reserves and Resources

     Mineral Reserves - Canadian and Australian Operations

     <<
                                               Grades       Contained Metal
                                            ----------------------------------
     At December 31,              Quantity  Gold  Copper      Gold     Copper
      2009           Category      (tonnes) (g/t)    (%)   (ounces) (000s lbs)
     -------------------------------------------------------------------------
     Kemess South    Proven     22,662,000  0.28   0.14    207,296     74,529
     -------------------------------------------------------------------------
     Fosterville     Proven        718,000  6.29    n/a    145,000        n/a
                     Probable    2,569,000  4.32    n/a    357,000        n/a
                     ---------------------------------------------------------
                                 3,287,000  4.75           502,000
     -------------------------------------------------------------------------
     Stawell         Proven         93,000  5.90    n/a     18,000        n/a
       (open pit)    Probable      410,000  1.85    n/a     24,000        n/a
       (underground) Probable    1,787,000  4.30    n/a    245,000        n/a
                     ---------------------------------------------------------
                                 2,290,000   3.9           287,000
     -------------------------------------------------------------------------
     Young-Davidson  Proven      3,469,000  3.22    n/a    359,000        n/a
       (open pit)    Probable    4,939,000  1.66    n/a    264,000        n/a
       (underground) Probable   22,740,000  2.92    n/a  2,135,000        n/a
     -------------------------------------------------------------------------
                                31,148,000  2.75         2,758,000
     -------------------------------------------------------------------------
     Total Proven &
      Probable Reserves         59,387,000               3,754,296     74,529
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Mineral Resources - Canadian Operations

                                               Grades       Contained Metal
                                            ----------------------------------
     At December 31,              Quantity  Gold  Copper      Gold     Copper
      2009           Category      (tonnes) (g/t)    (%)   (ounces) (000s lbs)
     -------------------------------------------------------------------------
     Kemess South    Measured    1,725,000  0.17   0.14      9,207      3,758
     -------------------------------------------------------------------------
     Kemess North    Measured  451,139,000  0.31   0.16  4,453,000  1,563,000
                     Indicated 268,051,000  0.29   0.13  2,486,000    790,000
                     ---------------------------------------------------------
                               719,190,000  0.30   0.15  6,939,000  2,353,000
     -------------------------------------------------------------------------
     Young-Davidson  Indicated     132,000  3.08    n/a     13,100        n/a
     -------------------------------------------------------------------------
     Total Measured
      & Indicated
      Resources                721,047,000               6,961,307  2,356,758
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Young-Davidson
       (open pit)    Inferred       15,000  1.74    n/a        850        n/a
       (underground) Inferred    5,950,000  3.40    n/a    650,000        n/a
                     ---------------------------------------------------------
     Total Inferred
      Resources                  5,965,000                 650,850
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Mineral Resources - Australian Operations

                                                                    Contained
                                           Quantity   Gold Grade         Gold
     At December 31, 2009    Category       (tonnes)        (g/t)     (ounces)
     -------------------------------------------------------------------------
     Fosterville
       (less than 100m
        from surface)        Measured     3,088,000         2.16      215,000
       (less than 100m
        from surface)        Indicated    5,215,000         1.54      259,000
       (greater than 100m
        from surface)        Indicated      902,000         5.02      145,000
                             -------------------------------------------------
                                          9,205,000         2.09      619,000
     -------------------------------------------------------------------------
     Stawell
       (less than 100m
        from surface)        Indicated    2,975,000         2.19      209,000
       (greater than 100m
       from surface)         Indicated      384,000         4.79       59,000
                             -------------------------------------------------
                                          3,359,000         2.49      268,000
     -------------------------------------------------------------------------
     Total Measured &
      Indicated Resources                12,564,000                   887,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Fosterville
       (less than 100m
        from surface)        Inferred     2,432,000         1.69      132,000
       (greater than 100m
        from surface)        Inferred     4,074,000         4.64      607,000
     -------------------------------------------------------------------------
     Stawell
       (less than 100m
        from surface)        Inferred       204,000         2.61       17,000
       (greater than 100m
        from surface)        Inferred       739,000         6.13      146,000
     -------------------------------------------------------------------------
     Total Inferred
      Resources                           7,449,000                   902,000
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Notes to Mineral Reserves and Resources

     1.  Mineral reserves and mineral resources for Kemess South have been estimated in accordance with the definitions contained in the
         Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
         Standards and National Instrument 43-101.
     2.  Mineral reserves for Fosterville and Stawell have been estimated in accordance with the AusIMM JORC Code and have been reconciled to CIM
         Standards as prescribed by National Instrument 43-101.
     3.  All mineral resources are exclusive of mineral reserves.
     4.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
     5.  Mineral reserves and resources are rounded to 1,000 tonnes, 0.01 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.
     6.  Mineral reserves were calculated using the following parameters:
         -  Kemess South: exchange rate Cdn$/US$1.11; gold price $900/oz;
            copper price $2.25/lb; and, silver price $12.00/oz. Operating assumptions were as follows: gold recovery 59.9%; copper recovery
            81.1%; mining costs Cdn$1.20/tonne; milling costs Cdn$4.00/tonne;
            and, G&A costs C$1.50/tonne.
         -  Young-Davidson: A 1.7 g/t gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of
            Cdn$21.74, process costs of Cdn$11.40, and G&A costs of Cdn$2.75, and a gold recovery of 92.5%. A 2.3 g/t gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. The open pit gold cut-off considers ore-based operating costs of US$12.11 /tonne (processing, G&A), a gold recovery of 91%, a US$0.68/tonne stockpile rehandle cost and royalty costs as appropriate. A 0.62 g/t cut-off was applied within royalty free claims, 0.68 g/t cut-off and 0.69 g/t cut-off applied to claims subject to royalty agreements.
         -  Fosterville: gold price A$965/oz; cut-off grade applied was variable for underground ore depending on width, mining method and ground conditions; dilution of 5%-30% and mining recovery of
            70%-100% were applied depending on mining method.
         -  Stawell: gold price A$965/oz; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2-3m and mining recovery of 95-100% were applied to the underground reserves, dependent upon mining method.
     7.  Mineral resources were calculated using the following parameters:
         -  Kemess North: (mineral reserves now reclassified as mineral resources following the decision of the BC government to deny
            Northgate the requisite development permit) calculated at the time of the feasibility study: exchange rate Cdn$/US$1.40; gold price
            $375/oz; copper price $1.00/lb; and, silver price $5.00/oz.
            Resources for Kemess North, calculated at the time of the
            feasibility study: exchange rate Cdn$/US$1.40; gold price $425/oz;
            copper price $1.20/lb; and silver price $5.00/oz.
         -  Kemess South: rate Cdn$/US$1.06; gold price $1,100/oz; copper price $2.75/lb; silver price $15.00/oz.
         -  Young-Davidson: Mineral resources were estimated using an average long-term gold price of US$750/oz (Cdn$806/oz). Underground mineralized wireframes constructed based on approximately a
            1.70 g/t gold cut-off grade, a 1.3 g/t incremental cut-off grade and a minimum true thickness of three metres. Open pit mineralized wireframes constructed based on approximately a 0.60 g/t gold cut-off grade and a minimum true thickness five metres.
         -  Fosterville: gold price A$1,071/oz; cut-off grade applied were
            0.5g/t gold for oxide, 1.0 g/t gold for near-surface sulphide
            (above 5050mRL) and 3.0 g/t gold for underground sulphide
            (below 5050mRL).
         -  Stawell: gold price A$1,071/oz; Magdala surface above 130mRL and above a nominal 0.8g/t Au cutoff; Wonga surface within a
            A$1,071/oz optimized pit shell.
     8.  Mineral reserve estimates were prepared by:
         -  Kemess South: Gordon Skrecky, Chief Mine Geologist, Kemess mine.
            Mr. Skrecky is a member of the Association of Professional
            Engineers and Geoscientists of British Columbia and has over
            23 years of experience in mineral resource estimation.
         -  Fosterville: Ion Hann, Mining Manager, Northgate, and Marcus
            Binks,Processing Manager, Northgate. Mr Hann is a member of the
            Australasian Institute of Mining and Metallurgy and has over
            19 years of relevant engineering experience. Mr Binks is
            a member of the Australasian Institute of Mining and Metallurgy
            and has over 17 years of relevant metallurgical experience.
         -  Stawell: Glenn Miller, Mine Technical Superintendent, Northgate.
            Mr. Miller is a member of the Australasian Institute of Mining and
            Metallurgy and has over 18 years of relevant engineering
            experience.
     9.  Mineral resource estimates were prepared by:
         -  Kemess North: including the Nugget Zone, (now all classified as resources): Jim Gray of GR Technical Services Ltd. and Carl
            Edmunds, Exploration Manager, Northgate. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the
            province of British Columbia, the Association of Professional
            Engineers, Geologists and Geophysicists of Alberta and the
            Canadian Institute of Mining and Metallurgy and has over 30 years of relevant engineering experience. Mr. Edmunds is a member of the
            Association of Professional Engineers, Geologists and
            Geophysicists of British Columbia and has 22 years of experience in mineral resource estimation.
         -  Fosterville: Ian Holland, General Manager, Northgate and Simon
            Hitchman, District Exploration Geologist, Northgate. Mr Holland is
            a member of the Australasian Institute of Mining and Metallurgy
            and has over 14 years of relevant geological experience. Mr
            Hitchman is a member of the Australasian Institute of Mining and
            Metallurgy and the Australian Institute of Geoscientists and has
            over 23 years of relevant geological experience.
         -  Stawell: Mark Haydon, Geology Manager, Northgate, who is a member of the Australasian Institute of Geoscientists and has over
            16 years of relevant geological experience.
         -  Young-Davidson: Carl Edmunds, Exploration Manager, Northgate.
     >>

     Q4 and Year End 2009 Financial Results - Conference Call and Webcast

     You are invited to participate in today's live conference call and webcast discussing our fourth quarter and year-end financial results. The conference call and webcast will be held at 10:00 am Toronto time.
     You may participate in our conference call by calling 647-427-7450 or toll free in North America at 1-888-231-8191. To ensure your participation, please call five minutes prior to the scheduled start of the call.
     A live audio webcast and presentation package will be available on
Northgate's homepage at www.northgateminerals.com.

     Conference Replay

     A replay of the conference call will be available beginning on March 9,
2010 at 1:00 p.m. ET until March 23, 2010 at 11:59 p.m. ET.

     <<
     Replay Access No. +1 -416-849-0833
     Passcode: 515 54 445 followed by the number sign.

     Replay Access No. +1-800-642-1687
     Passcode: 515 54 445 followed by the number sign.
     >>

     A podcast will also be made available at
http://podcast.newswire.ca/feeds/newswire/97360-en.xml.

     Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties. We are forecasting gold production of 316,000 ounces in 2010.

     Cautionary Note Regarding Forward-Looking Statements and Information:

     This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes",
"anticipates", "budget", "scheduled", "estimates", "forecasts", "intends",
"plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might"
"be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk
Factors" in Northgate's Annual Information Form for the year ended December
31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008
Annual Report, both of which are available on the SEDAR website at
www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize.
Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

     Cautionary Note to US Investors Regarding Mineral Reporting Standards:

     The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of
U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of
Disclosure for Mineral Projects under the guidelines set out in the Canadian
Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources
and Mineral Reserves. The Securities and Exchange Commission (the "SEC")
permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, "measured mineral resources"
"indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the Company's public filings which have been filed with securities commissions or similar authorities in Canada).

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 363-1701 ext. 233, Email: nqx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG NXG)

CO:  Northgate Minerals Corporation

CNW 08:00e 09-MAR-10